

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2014

<u>Via E-mail</u>
James F. Park
Chief Executive Officer
GeoPark Limited
Nuestra Senora de los Angeles 179
Las Condes, Santiago, Chile

> **Re: GeoPark Limited**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed January 21, 2014**
> **File No. 333-191068**

Dear Mr. Park:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Capitalization, page 79</u>

1.   We are unable to reconcile the various amounts you indicate throughout your filing regarding the total underwriting discounts and commissions and estimated offering expenses. Please provide detailed disclosure as to how you determined the total amount of underwriting discounts and commissions and estimated offering expenses, giving specific clarity as to the component amounts making up such total amount. Please also include sufficient information describing what the impact to such component amounts will be, if any, if the underwriters' overallotment option is exercised, as well as the impacts to any pro forma calculations of assumed increases or decreases in the initial offering price and number of shares to be issued. Provide conforming clarification in your corresponding expense disclosures on page 262.

Dilution, page 80

2. Please provide us with your calculation of net tangible book value of $263.8 million, as of September 30, 2013. In this regard, please tell us what component amounts of goodwill and other intangible assets were excluded from your calculation, if any, and where the corresponding disclosure of any reconciling amounts is made in your unaudited financial statements as of such date.

3. You state your net tangible book value per common share of $6.01, as of September 30, 2013, was determined by dividing net tangible book value by 43,859,232, the total number of common shares then outstanding. Please reconcile for us the amount of common shares you used in this calculation to the 43,495,585 common shares disclosed as being issued, in Note 10 – Share Capital, to your September 30, 2013 unaudited financial statements, page F-18.

4. In the table, you disclose the "Percentage of dilution in net tangible book value per common share for new investors" was 33%. Please provide us with your underlying calculation of this percentage.

5. In the last two paragraphs on page 80, you describe what the pro forma impacts would be on your net tangible book value after the offering and the dilution per common share to investors from assumed increases (decreases) in the offering price per common share or exercise of the underwriters' option to purchase additional common shares. Such pro forma calculations do not appear to include any incremental underwriting discounts and commissions or additional offering expenses. Please confirm to us whether this will be true and, if so, expand your disclosure to indicate such. If this is not true, please revise your disclosure to reflect the pro forma impacts of any additional discounts, commissions and offering expenses associated with the pro forma situations described.

Exhibits

6. Please re-file the form of underwriting agreement in complete form, including the omitted exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Delaney, Staff Accountant, at (202) 551-3863 or Ethan Horowitz, Branch Chief at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Maurice Blanco
Pedro Aylwin
Juan Pablo Spoerer